March 18, 2008
Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, DC 20549

Re:	F5 Networks, Inc. Form 10-K for fiscal year ended September 30, 2007 (the “2007 Form 10-K”) Filed November 19, 2007 File No. 000-26041
Dear Mr. Kronforst:
     This letter is submitted on behalf of F5 Networks, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance set forth in your letter dated February 27, 2008 with respect to the above referenced filing. For ease of reference, the staff comments are set forth below in bold italics and the Company’s response thereto immediately thereafter. Page references are from the 2007 Form 10-K.
Form 10-K for the Fiscal Year Ended September 30, 2007
Item 1. Business
Sales and Marketing, page 11
1.	We note your responses to prior comment numbers 1 and 2. Your statements that you are not substantially dependent on your distribution agreements with Ingram Micro and Avnet Technologies or your manufacturing agreement with Flextronics appear inconsistent with your risk factor disclosure. We note particularly the statements on page 21 that you may not be able to form new distribution relationships and that a substantial reduction or delay in sales of your products to your key distribution partners could harm your business, operating results and financial condition. We also note the statement on page 19 that any termination, loss, or impairment in your arrangement with the single contract manufacturer to whom you subcontract substantially all of your manufacturing would harm your business, financial condition, and results of operation. Please file your agreements with Ingram Micro, Avnet Technologies and Flextronics as exhibits or explain why, despite your risk factor disclosure, you believe you are not substantially dependent on those agreements.
Response:
     The Company respectfully submits that the channel distribution system risk factor at page 21 is consistent with the Company’s position that it is not substantially dependent upon agreements with key distributors such as Ingram Micro and Avnet Technologies. The purpose of this risk factor is to inform investors of the more significant factors related to the Company’s channel distribution system that may adversely affect the Company’s business, operating results and financial condition. This risk factor, which includes the inability to recruit additional distributors or other channel partners or a substantial reduction or delay in sales to any key channel partners, addresses the situation in which the Company is unable to maintain its indirect sales channels or encounters a substantial reduction or delay in sales which is systemic and not absorbed by other channels, distribution partners or the Company’s direct sales team. The risk factor does not state that the Company substantially depends upon any specific distributor, as the Company believes such a disclosure would not be accurate. Furthermore, the Company would face such distribution risk whether or not it had agreements with Ingram Micro or Avnet Technologies. The Company has included this risk factor because the risk inherent in the distribution channel system is a “significant factor” that may make an investment in the Company’s securities “speculative or risky” within the meaning of Item 503(c) of Regulation S-K.
     The Company respectfully submits that acknowledging this distribution risk for purposes of Item 503(c) of Regulation S-K does not render the Company “substantially dependent upon” the Ingram Micro or Avnet Technologies agreements within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. The Company has taken several important steps to address this risk and to avoid becoming “substantially dependent upon” one or more specific distributors. The Company maintains multiple channels and channel partners, has developed direct sales relationships with end-user customers through extensive customer service and technical support programs (see pages 12 and 13), and utilizes active inside sales, field sales and field systems engineering teams to sell its products and services directly to customers (see page 11). The Company’s teams work closely with channel partners (see page 11) and frequently direct end-user customers to channel partners for product fulfillment services.
     The use of multiple indirect sales channels is common in the Company’s industry, and there are many qualified channel partners available to the Company. By maintaining these multiple distribution channels and working closely with end-user customers, the Company believes that the loss of channel partners such as Ingram Micro and Avnet Technologies would not materially affect the Company’s business, operating results, or financial condition, as the Company believes it would be able to recruit new channel partners and either redirect to other channel partners the sales and sales opportunities previously directed to Ingram Micro and Avnet Technologies or solicit and process these orders directly from the end-user customers.

     Similarly, the Company respectfully submits that the contract manufacturer risk factor at page 19 is consistent with the Company’s position that it is not “substantially dependent upon” its agreement with Flextronics. The purpose of this risk factor is to inform investors of the more significant factors related to the Company’s use of contract manufacturers that may adversely affect the Company’s business, financial condition and results of operation. This risk factor, which includes the termination, loss or impairment of manufacturing arrangements, addresses the situation in which an arrangement with a contract manufacturer is interrupted and no replacement manufacturer is available in a timely and efficient manner. The risk factor does not state that the Company substantially depends upon any specific manufacturer, as the Company believes such a disclosure would not be accurate. The Company would face such manufacturing risk whether or not it had an agreement with Flextronics. The Company has included this risk factor because the risk inherent in manufacturing is a “significant factor” that may make an investment in the Company’s securities “speculative or risky” within the meaning of Item 503(c) of Regulation S-K.
     The Company respectfully submits that acknowledging this manufacturing risk does not render the Company “substantially dependent upon” the Flextronics agreement within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. The Company has taken several important steps to address this risk and to avoid becoming “substantially dependent upon” one or more specific manufacturers. The Company has expanded the number of qualified contract manufacturers it utilizes for various products and component parts, invested in a component inventory, and included a standard transitional period in the Flextronics agreement to address any significant potential delay resulting from a replacement of Flextronics. The Company also maintains contacts with other qualified contract manufacturers capable of assembling the Company’s products. The Company acknowledges it is more efficient and cost-effective to utilize a single contract manufacturer for substantially all of its manufacturing and that such an arrangement can, under certain circumstances, increase the manufacturing risk that the Company faces. However, in recognition of this potential risk, the Company has taken steps to avoid becoming substantially dependent upon its agreement with Flextronics.
     Furthermore, the Company has considered other facts and circumstances relating to the Ingram Micro, Avnet Technologies and Flextronics agreements in concluding that it not “substantially dependent upon” these agreements. Each of these agreements were made in the ordinary course of the Company’s business, are common in the industry, do not vary in any material respect between distributors or manufacturers, and do not have any qualitative features (such as exclusivity, most-favored-nation pricing, or non-competition provisions) that would impede the Company in replacing them with substantially similar agreements. The agreements are not requirements contracts and do not contain a continuing commitment obligating the other party to continue sell or manufacture products for the Company. Therefore, the Company respectfully submits it is not “substantially dependent upon” the Ingram Micro, Avnet Technologies or Flextronics and that filing these agreements would neither be material to an investor’s understanding of the Company’s business or of the risks inherent in an investment in the Company, nor required under Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 33
2.	In your response to prior comment number 3, you state that you determined that the increase in net product revenues was attributable to increased sales volumes, not to price increases or the introduction of new products. However, you go on to cite disclosure stating that this increase in fiscal 2007 “was primarily due to absolute growth in the volume of product sales of our BIG-IP product lines as well as incremental revenues derived from sales of our TrafficShield and WAN Optimization product lines.” Section III.D of SEC Release 33-6835 suggests that you should quantify, in your Management’s Discussion and Analysis, the extent to which this increase was attributable to growth in the volume of sales of your BIG-IP product line and the extent to which this increase was attributable to growth in your other product lines. Please tell us how you intend to consider this guidance generally in future filings.
Response:
     In future filings, the Company will continue to carefully consider the interpretive guidance in Section III.D of SEC Release 33-6835, Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations when making disclosures regarding the reasons for material year-to-year changes, if any, in financial statement line items. First, the Company will continue to review closely its consolidated financial statements to identify any material changes from year to year in any line items. Upon identifying material changes, management will continue its investigation and analysis to identify the reasons for these changes.
     If two or more factors have contributed to a material change, the Company will continue to evaluate each such factor to determine the significance of each factor and whether its quantification is necessary for an investor to understand the material change. For example, in the disclosure cited in the comment above, growth in the volume of BIG-IP sales contributed nearly 97% of the total increase in net product revenues in fiscal 2007. Therefore, while the incremental revenues attributable to the Company’s TrafficShield and WAN Optimization product lines made some contribution to growth in net product revenue, the contribution was not material compared to growth of BIG-IP sales, and quantifying this factor was not necessary to provide investors an understanding of the reasons for growth in net product revenue. To the extent the Company identifies changes attributable to two or more causes as contributing to a material change in a line item (for example, revenues attributable to two or more products lines contributing to a material change in net sales or revenues), the Company will determine if it is reasonably practicable to quantify the dollar amounts and percentages attributable to each factor and, if so, will identify and quantify such amounts in future filings.

     Finally, the Company will continue to evaluate whether such disclosures are repetitive, include unnecessary line-by-line analysis of the financial statements, are readily computable from the Company’s financial statements, and are focused on providing investors information necessary to understand the material changes and the Company’s business as a whole.
Item 8. Financial Statements
Notes to Consolidated Financial Statements
Note 3. Business Combinations, page 56
3.	Your response to prior comment number 4 indicates that you intend to remove the reference to the independent valuation in future filings. However, your response did not address the disclosure in your 2007 Form 10-K. If your Form 10-K is incorporated by reference into a Securities Act registration statement, please tell us how you plan to resolve this issue.
Response:
     The 2007 Form 10-K states that management provided the estimates and assumptions, and that management compiled the other information, used to assign a fair value to the tangible and intangible assets acquired or liabilities assumed in connection with the Company’s acquisition of all of the capital stock of Acopia Networks, Inc. In making its determination, management used a variety of resources, including a non-binding report of a valuation specialist, the use of which is not required under generally accepted accounting principles. Therefore, the Company respectfully submits that the determination of these “fair” values is not “reviewed or passed upon” by a valuation specialist within the meaning of Rule 436(b) of Regulation C. However, as the Company indicated in its previous response, in order to eliminate any potential confusion concerning the Company’s use of valuation specialist with respect to these matters, the Company will eliminate in future filings references to a valuation specialist in connection with management’s determination of the valuation of Company assets or liabilities. The Company does not believe this position impacts any of the currently outstanding registration statements under the Securities Act of 1933, as amended.
     The Company appreciates your consideration of its response. Please contact me if you have any questions or require any additional information. My direct line is 206-272-6472 and my email is j.christianson@f5.com.
Sincerely,
/s/ Jeffrey A. Christianson
Jeffrey A. Christianson
Sr. Vice President and General Counsel

cc:	Christine Davis, Senior Staff Accountant, U.S. Securities & Exchange Commission
Matthew Crispino, Staff Attorney, U.S. Securities & Exchange Commission
David Orlic, Special Counsel, U.S. Securities & Exchange Commission
John McAdam, F5 Networks, Inc.
John E. Rodriguez, F5 Networks, Inc.
Greg Davis, F5 Networks, Inc.

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